FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of December 2002


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                15 Marylebone Road
                                      London
                                     NW1 5JD
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                          Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)


This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)




                   Notification of interests in shares under

                     Section 198 of the Companies act 1985




 1. Name of Company

    COLT Telecom Group plc
 2. Name of Shareholder having a major interest

    Notification is in respect of indirect interests
 3. Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

    Notification is in respect of a non-beneficial interest held by AMVESCAP Plc. either directly or through its subsidiary companies
 4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

    INVESCO Perpetual UK Growth Fund, registered in the name of Vidacos Nominees Limited
 5. Number of shares/amount of stock acquired

    135,135
 6. Percentage of issued class

    Less than 1%
 7. Number of shares/amount of stock disposed

    N/A
 8. Percentage of issued Class

    N/A
 9. Class of security

    Ordinary Shares of 2.5p
10. Date of Transaction

    16th December 2002
11. Date Company informed

    18th December 2002
12. Total holding following this notification

    45,325,135
13. Total percentage holding of issued class following this notification

    3.0%
14. Any additional information

    The holding, the subject of this notification of interest, is included in AMVESCAP's aggregate holding of 190,352,579 shares (12.62%) of the total issued class. None of these shares is beneficially owned by AMVESCAP. Subsidiary companies of AMVESCAP have a large number of portfolio management clients for whom they act as investment manager and investment advisor and by virtue of Section 203 of the Companies Act 1985 AMVESCAP is deemed to have the same interest in the shares.
15. Name of contact and telephone number for queries

    John Doherty: 0207 390 3681
16. Name and signature of authorised company official responsible for making this notification



Mark A. Jenkins

Company Secretary

Date of Notification: 18th December 2002



                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: December 18, 2002                              COLT Telecom Group plc



                                                     By: ___Mark A. Jenkins___


                                                     Mark A. Jenkins
                                                     Company Secretary